Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission file number 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Chicago, Illinois
June 17, 2005

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

Investments at fair value	$107,036,413	$87,102,483

Receivables:
Participants’ contributions	262,389	149,671
Employer’s contributions	85,058	49,754
Other	26,687	14,567

Total receivables	374,134	213,992

Net assets available for benefits	$107,410,547	$87,316,475

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

Additions to net assets:
Investment income:
Interest and dividends	$2,910,286	$844,485
Net appreciation in fair value of investments (note 5)	7,633,048	11,526,776

Total investment income	10,543,334	12,371,261

Contributions:
Participants	3,969,772	3,510,973
Employer	1,271,849	1,219,670
Rollover contributions and other	225,114	215,563

Total contributions	5,466,735	4,946,206

Transfer in (out) of plan assets, net (note 3)	12,967,279	(188,287)

Total additions	28,977,348	17,129,180

Deductions from net assets:
Participants' distributions	8,874,161	6,915,881
Administrative expenses	9,115	15,581

Total deductions	8,883,276	6,931,462

Net increase	20,094,072	10,197,718

Net assets available for benefits, beginning of year	87,316,475	77,118,757

Net assets available for benefits, end of year	$107,410,547	$87,316,475

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

1. THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2. DESCRIPTION OF PLAN

The following brief description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

GENERAL
The Plan, as amended through July 1, 2004, covers certain employees of the Illinois Central Railroad Company (ICR), Grand Trunk Western Railroad Incorporated (GTW), IC Rail Marine Terminal Company, Chicago Central and Pacific Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited (WCL) and Sault Ste. Marie Bridge Company (SSM). The Plan also covers employees of the Illinois Railroad Association, which is not an affiliate of CN. Prior to November 1, 2000, ICR maintained the Illinois Central Railroad Company Supplemental Retirement and Savings Plan (the “IC PLAN”) and GTW maintained the Grand Trunk Group Employee Savings Plan (the “Grand Trunk Plan”) for the benefit of their respective eligible employees. The Plan is a result of the merger of the IC Plan with the Grand Trunk Plan. On July 1, 2004, the WCL and SSM management employees also became participants of the Plan. The Plan covers all full-time, salaried, non-union employees of the Company as of January 1, 1997.

Full-time eligible employees may participate on the first day of the calendar month coinciding with or next, following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2004, Fidelity Investments Trust Company (the “Trustee”) was the appointed trustee and record keeper of the Plan. Until June 30, 2004, American Express Trust Company was the trustee of the Plan under a trust agreement with the Company and also performed administrative services including participant accounting.

There were 1,287 and 1,181 participants in the Plan at December 31, 2004 and 2003, respectively.

CONTRIBUTIONS
Participants may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 1% to 100% (up to 20% prior to July 1, 2002) of their eligible earnings. The total pre-tax contributions by a participant were limited to $13,000 in 2004 and $12,000 in 2003 (the limit will increase by $1,000 each year until it reaches $15,000 in 2006, after which the limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code). Effective July 1, 2002, the Plan incorporated the “Catch-up” provisions provided for in the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) for employees meeting the eligibility requirements set forth therein. The “Catch-up” provision allows employees who

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

are at least age 50 by the end of the plan year to contribute additional pre-tax dollars up to a maximum amount of $3,000 in 2004 and $2,000 in 2003 (the maximum amount will be $4,000 and $5,000 in 2005 and 2006, respectively, after which the amount will be increased to reflect increases in the cost of living).

Contributions on behalf of employees who have made pre-tax contributions to the Plan during the Plan year are made by the Company, in lieu of an equal amount of salary. The contributions amount to 50% of each participant’s contributions up to the first 6% of salary (a maximum Company contribution of 3% of salary). The Company does not match the participants’ “Catch-up” contributions.

INVESTMENT OF CONTRIBUTIONS
The Plan permits participants to invest their own contributions, the Company’s matching contributions and the supplemental contributions in various investment funds. Effective December 31, 2004, the funds were as follows:

Stable Value Fund
This collective fund consisting of the Fidelity Managed Income Portfolio II, invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

Fidelity Capital Appreciation Fund
This mutual fund invests primarily in common stocks and may invest in foreign and domestic securities.

Spartan U.S. Equity Index Fund
This mutual fund invests primarily in common stocks included in the S&P 500 Index.

ICM Small Company Portfolio
This mutual fund invests primarily in common stocks of smaller companies.

American Funds Investment Company of America
This mutual fund invests primarily in dividend-paying common stocks and may also invest in convertible and debt securities.

American Funds EuroPacific Growth Fund
This mutual fund invests in stocks of companies located overseas, primarily in Europe and the Pacific Basin, ranging from multi-national corporations located in major world markets to smaller companies located in developing countries.

PIMCO Total Return Fund
This mutual fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign, with an average maturity of five to twelve years.

CNR Stock Fund
This stock fund invests primarily in the common stock of the Canadian National Railway Company and short-term investments.

Dodge &Cox Balanced Fund
This mutual fund invests in a diversified mix of common and preferred stocks and investment-grade bonds, and is diversified across many sectors and industries.

Calamos Growth Fund
This mutual fund invests in companies with above-average, sustainable earnings growth potential.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

Fidelity Retirement Money Market Portfolio
This mutual fund invests in U.S. dollar-denominated money market securities and repurchase agreements for these securities. It may also enter into reverse repurchase agreements.

Fidelity Freedom Funds
These mutual funds invest in Fidelity bond mutual funds, money market mutual funds, and stock funds, with the allocation among the three varying with the number of years until the Freedom funds reach their target retirement date. The Fidelity Freedom 2040 Fund, with the longest time horizon, invests primarily in stock mutual funds, whereas the Fidelity Freedom 2010 Fund, invests a larger percentage in stock and bond mutual funds, and a smaller percentage in money market funds. The Fidelity Freedom Income Fund, designed for those already retired, invests a larger percentage in investment grade bond funds and money market funds, and a smaller percentage in domestic stock funds.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions, all of the Company’s contributions, and an allocation of earnings and expenses based on the performance of each investment. The allocation of each is based on the participant’s account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

VESTING
Participants are fully vested in the entire amount in their account at the time of contribution, including the Company’s matching contribution.

PAYMENT OF BENEFITS
Participants may be entitled to a withdrawal in the event of financial hardship as defined in the Plan. The Plan also allows for in-service distributions to participants upon attaining age 59½.

Upon termination of service, a participant may leave their account in the Plan, or may elect to receive the value of the account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions. Participant accounts with a balance of less than $5,000 are immediately distributed in a lump-sum payment.

EXPENSES
Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts and trustee fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

LOANS
Participants may borrow from their accounts by taking one loan (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid within 5 years, or 10 years, if the funds are used for the purchase of a primary residence. The interest rate on the loans, as determined by the Pension Committee is at least equal to the rate charged by lenders for similar loans and is adjusted from time to time as circumstances warrant. For the first half of 2004, the loans accrued interest at the rate of prime plus one percent. Interest rates on loans outstanding at December 31, 2004 ranged from 4.0% to 10.5% . Upon termination of service, the unpaid balance is deducted from the account balance to which the participant is entitled. Loans deemed to be in default are recorded as distributions.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

As at December 31, 2004, loans outstanding were $1,148,847 ($940,992 in 2003), net of deemed defaulted loans of $6,696 ($6,000 in 2003).

WITHDRAWALS
Withdrawals are recorded in the period in which they are paid to participants.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will receive the full amount of Plan assets in their respective accounts.

3. TRANSFER OF PLAN ASSETS

In 2004, net transfer of plan assets amounted to $12,967,279, which was mainly comprised of the following asset transfers from/to CN related employee plans: $14,563,722 was transferred by approximately 200 participants of the Wisconsin Central Transportation Corporation 401K Savings Plan and the Plan transferred plan assets of $1,596,239 to the Canadian National Railway Company Union Savings Plan for U.S. Operations.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are stated at fair value whereby stocks are valued using the quoted market prices and mutual funds are valued at the redemption price established by the mutual fund administrator.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CASH AND CASH EQUIVALENTS
The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

5. INVESTMENTS

Investments that represent 5% or more of net assets available for benefits at December 31, 2004 and 2003 are as follows:

	2004	2003

Fidelity Capital Appreciation Fund	$14,288,469	$-
Spartan U.S. Equity Index Fund	8,059,047	-
Stable Value Fund	29,597,397	-
ICM Small Company Portfolio	8,618,567	-
American Funds Investment Co. of America	8,842,784	5,108,275
Amercian Funds EuroPacific Growth Fund	8,416,081	-
PIMCO Total Return Fund	6,042,847	4,296,269
CNR Stock Fund	8,190,973	-
Dodge & Cox Balanced Fund	9,507,008	7,637,906
American Express Trust Stable Capital II Fund	-	30,844,219
AXP New Dimension Fund	-	9,713,865
Weitz Partners Value Fund	-	7,971,474
AXP S&P 500 Index Fund	-	4,657,516
Janus Fund	-	4,495,741
EuroPacific Growth Fund	-	5,237,839

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,633,048 and $11,526,776, respectively, as follows:

	2004	2003

Mutual Funds	$4,798,690	$10,038,358
Common Stock	2,299,165	728,959
Collective Investment Funds	535,193	759,459

	$7,633,048	$11,526,776

6. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The Plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

7. RELATED PARTY TRANSACTIONS

Fidelity Investments Trust Company and American Express Trust Company, the Trustees of the Plan for the year ending December 31, 2004, managed certain Plan investments and therefore, these transactions qualify as party-in-interest transactions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

* Stable Value Fund	Collective fund, 29,597,397 shares	$29,597,397
* Fidelity Capital Appreciation Fund	Mutual fund, 548,923 shares	14,288,469
Spartan U.S. Equity Index Fund	Mutual fund, 188,032 shares	8,059,047
ICM Small Company Portfolio	Mutual fund, 234,838 shares	8,618,567
American Funds Investment Co. of America	Mutual fund, 287,570 shares	8,842,784
Amercian Funds EuroPacific Growth Fund	Mutual fund, 236,274 shares	8,416,081
PIMCO Total Return Fund	Mutual fund, 566,340 shares	6,042,847
CNR Stock Fund	Common Stock of Canadian National
	Railway Company, 332,291 shares	8,190,973
Dodge & Cox Balanced Fund	Mutual fund, 119,811 shares	9,507,008
Calamos Growth Fund	Mutual fund, 54,797 shares	2,903,138
* Fidelity Retirement Money Market Portfolio	Mutual fund, 869,663 shares	869,663
* Fidelity Freedom Income Fund	Mutual fund, 15,481 shares	174,467
* Fidelity Freedom 2010 Fund	Mutual fund, 11,637 shares	158,498
* Fidelity Freedom 2020 Fund	Mutual fund, 2,273 shares	31,730
* Fidelity Freedom 2030 Fund	Mutual fund, 12,000 shares	168,966
* Fidelity Freedom 2040 Fund	Mutual fund, 2,168 shares	17,931
Plan participants	Participant loans, interest ranging
	from 4.0% -10.5%, maturing
	January 2005 through July 2018	1,148,847

		$107,036,413

* Party-in-interest transaction

SEE ACCOMPANYING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Canadian National Railway Company Management Savings Plan for U.S. Operations

(Name of Plan)

Date: June 28, 2005	/s/ Ardyth A. Cutler

Plan Administrator